EXHIBIT 11.1

CPI CORP. COMPUTATION OF INCOME (LOSS) PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 6, 2010, FEBRUARY 7, 2009, AND FEBRUARY 2, 2008

in thousands except share and per share data
		2009	2008		2007

Common shares outstanding at beginning of fiscal period		9,199,137	17,028,315		16,975,343
Shares issued during the period - weighted average		78,855	40,928		34,917
Shares issuable under employee stock plans - weighted average		12,921	-	(a)	2,973
Dilutive effect of exercise of certain stock options		14,549	-	(a)	21,772

Less:	Treasury stock - weighted average	(2,285,481)	(10,559,403)		(10,619,299)

Weighted average number of common and common equivalent shares		7,019,981	6,509,840		6,415,706

Net income (loss) applicable to common shares:
From continuing operations		$13,797	$(6,724)		$4,017
From discontinued operations		-	(961)		(441)

Net income (loss)		$13,797	$(7,685)		$3,576

Net income (loss) per common and common equivalent shares:
From continuing operations		$1.97	$(1.03)		$0.63
From discontinued operations		-	(0.15)		(0.07)

Income (loss) per common share		$1.97	$(1.18)		$0.56

(a)	The effect of stock options in the amount of 10,203 shares and 20,405 shares issuable under employee stock plans were not considered as the effect was antidilutive.